SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Rule 14a-12

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

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   (2)   Aggregate number of securities to which transaction applies:

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   (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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DEVELOPERS DIVERSIFIED REALTY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting of shareholders of Developers Diversified Realty Corporation, an Ohio corporation (the ''Company''), will be held at The Bertram Inn & Conference Center, 600 North Aurora Road, Aurora, Ohio 44202-0870, on Tuesday, May 13, 2003, at 10:00 a.m., local time, for the following purposes:

    1. To elect eleven directors, each to serve for a term of one year.

    2. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on March 31, 2003 will be entitled to notice of and to vote at the meeting or any adjournment of the meeting. Shareholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope.

By order of the Board of Directors,

JOAN U. ALLGOOD
Secretary

Dated: April 8, 2003

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

PROXY STATEMENT

Why did you send me this proxy statement?

The Company sent you this proxy statement and the enclosed proxy card because the Company's Board of Directors is soliciting your proxy to vote at the 2003 Annual Meeting of Shareholders. This proxy statement summarizes information you need to know to vote at the Annual Meeting. The Annual Meeting will be held at The Bertram Inn & Conference Center, 600 North Aurora Road, Aurora, Ohio 44202-0870, on Tuesday, May 13, 2003, at 10:00 a.m., local time. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply complete, date, sign and return the enclosed proxy card.

The Company will begin sending this proxy statement, the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card on April 8, 2003 to all shareholders entitled to vote. Shareholders who owned the Company's common shares and voting preferred shares at the close of business on March 31, 2003, the record date for the Annual Meeting, are entitled to vote. On that record date, there were 84,987,910 common shares outstanding and 2,000,000 voting preferred shares outstanding. We are also sending the Company's 2002 Annual Report, which includes the Company's financial statements, with this proxy statement.

Who is soliciting my proxy?

This solicitation of proxies is made by and on behalf of the Company's Board of Directors. The cost of the solicitation of proxies will be borne by the Company. In addition to the solicitation of proxies by mail, regular employees of the Company may solicit proxies by telephone or facsimile. Those employees will not receive any additional compensation for their participation in the solicitation.

How many votes do I have?

Each of the Company's common shares and voting preferred shares entitles you to one vote. The proxy card indicates the number of shares that you owned on the record date.

If written notice is given by any shareholder to the President or the Secretary of the Company at least 48 hours before the Annual Meeting that the shareholder desires that cumulative voting be used for the election of directors, and if an announcement of the giving of that notice is made when the Annual Meeting is convened by the President or the Secretary or by or on behalf of the shareholder giving that notice, each shareholder will have the right to cumulate the voting power which the shareholder possesses in the election of directors. Each shareholder will be able to give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of the shareholder's shares, or to distribute the shareholder's votes on the same principle among two or more candidates, as the shareholder sees fit.

If voting for the election of directors is cumulative, the persons named in the enclosed proxy will vote the shares represented by proxies given to them in such fashion so as to elect as many of the nominees as possible.

How do I vote by proxy?

Whether or not you plan to attend the Annual Meeting, the Company urges you to complete, sign and date the enclosed proxy card and to return it in the envelope provided. Returning the proxy card will not affect your right to attend the Annual Meeting.

If you properly complete your proxy card and send it to the Company in time to vote, your proxy (one of the individuals named in the proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors to elect the directors listed in "Election of Directors."

If any other matter is presented, your proxy will vote in accordance with his or her best judgment. As of the date of this proxy statement, the Company is not aware of other matters to be acted on at the Annual Meeting other than those matters described in this proxy statement.

May I revoke my proxy?

If you give a proxy, you may revoke it at any time before it is exercised by giving written notice to the Company at its principal executive offices located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, or by giving notice to the Company in open meeting. It is important to note that your presence at the Annual Meeting, without more, will not revoke your previously granted proxy.

What constitutes a quorum?

The presence at the annual meeting, either in person or by proxy, of the holders of a majority of the aggregate number of common shares and voting preferred shares outstanding on the record date will represent a quorum permitting the conduct of business at the meeting. Proxies received by the Company marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What vote is required to approve the proposal assuming that a quorum is present at the Annual Meeting?

The eleven nominees receiving the greatest number of votes "FOR" election will be elected as directors. If you do not vote for a particular nominee, or if you indicate "Withhold Authority" for a particular nominee on your proxy card, your vote will not count either for or against the nominee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of common shares of the Company as of February 28, 2003, except as otherwise disclosed in the notes below, by (a) the Company's directors and director nominees, (b) each other person who is known by the Company to own beneficially more than 5% of the outstanding common shares based on a review of filings with the Securities and Exchange Commission, (c) the Company's Chief Executive Officer and the Company's other executive officers, including those named in the Summary Compensation Table and (d) the Company's executive officers and directors as a group. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all common shares set forth opposite their respective names. The voting preferred shares were issued on March 13, 2003, in connection with the Company's acquisition of JDN Realty Corporation. Consequently, as of February 28, 2003, there were no voting preferred shares issued.

	Number of Common Shares Beneficially Owned	Percentage Ownership
Deutsche Bank AG .... Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany	5,117,073(1)	6.0%
Bert L. and Iris S. Wolstein .... 34555 Chagrin Boulevard Moreland Hills, Ohio 44022	4,369,490(2)	5.1
Scott A. Wolstein	3,833,535(3)	4.5
James A. Schoff	717,726(4)	*
David M. Jacobstein	220,776(5)	*
Daniel B. Hurwitz	82,360(6)	*
Joan U. Allgood	141,106(7)	*
William H. Schafer	180,084(8)	*
Albert T. Adams	28,816(9)	*
Dean S. Adler	13,816(10)	*
Terrance R. Ahern	12,816(11)	*
Robert H. Gidel	15,966(12)	*
Victor B. MacFarlane	1,014	*
Craig Macnab	75,324	*
Barry A. Sholem	13,816(13)	*
All Current Executive Officers, Directors and Director Nominees as a Group (14 persons)	9,706,645(14)	11.4%

 * Less than 1%

(1) Information for common shares outstanding as of December 31, 2002 is based on a joint report on Schedule 13G filed with the Securities and Exchange Commission on February 6, 2003, by Deutsche Bank AG ("Deutsche Bank"), a parent holding company or control person, RREEF America, L.L.C. ("RREEF"), a registered investment adviser, Deutsche Investment Management Company Americas ("Deutsche Investment"), a registered investment adviser, and Deutsche Bank Trust Company Americas ("Deutsche Bank Trust"), a registered bank. Deutsche Bank has sole voting power over 5,117,073 shares, sole dispositive power over 4,596,766 shares and shared dispositive power over 545,360 shares. RREEF has sole voting power and sole dispositive power over 4,520,500 shares. Deutsche Investment has sole voting power and shared dispositive power over 544,700 shares and Deusche Bank Trust has sole voting power over 51,873 shares, sole dispositive power over 76,266 shares and shared dispositive power over 660 shares.

(2) According to information from the Company's records and a report on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003, Bert L. Wolstein and Iris S. Wolstein

beneficially owned 4,369,490 of the common shares outstanding as of December 31, 2001. In that Schedule 13G, Mr. and Mrs. Bert Wolstein disclosed that they share voting and dispositive power with respect to all of such common shares.

(3) Includes 2,454,408 common shares subject to options currently exercisable or exercisable within 60 days.

(4) Includes the following common shares, beneficial ownership of which is disclaimed by Mr. Schoff: (a) 804 common shares owned by Mr. Schoff's daughter, (b) 1,996 common shares owned by Mr. Schoff's son and (c) 816 common shares owned by an individual retirement account held by Mr. Schoff's wife. Includes 227,943 common shares subject to options currently exercisable or exercisable within 60 days.

(5) Includes 300 common shares held in a custodial account for the benefit of Mr. Jacobstein's nephew and 156,189 common shares subject to options currently exercisable or exercisable within 60 days.

(6) Includes 37,893 common shares subject to options currently exercisable or exercisable within 60 days.

(7) Includes 2,000 common shares owned by Mrs. Allgood's husband, beneficial ownership of which is disclaimed by Mrs. Allgood. Includes 54,706 common shares subject to options currently exercisable or exercisable within 60 days.

(8) Includes 100 common shares owned by Mr. Schafer's father-in-law, beneficial ownership of which is disclaimed by Mr. Schafer. Includes 113,768 common shares subject to options currently exercisable or exercisable within 60 days.

(9) Includes 22,666 common shares subject to options currently exercisable or exercisable within 60 days.

(10) Includes 12,666 common shares subject to options currently exercisable or exercisable within 60 days.

(11) Includes 11,666 common shares subject to options currently exercisable or exercisable within 60 days.

(12) Includes 3,150 shares owned by a partnership in which Mr. Gidel and his wife have a one-half interest and 11,666 common shares subject to options currently exercisable or exercisable within 60 days.

(13) Includes 12,666 common shares subject to options currently exercisable or exercisable within 60 days.

(14) Includes 3,116,237 common shares subject to options currently exercisable or exercisable within 60 days.

ELECTION OF DIRECTORS

At the Annual Meeting, unless you specify otherwise, the common shares and voting preferred shares represented by your proxy will be voted to re-elect Messrs. Adams, Adler, Ahern, Gidel, Hurwitz, Jacobstein, MacFarlane, Macnab, Sholem, B. Wolstein and S. Wolstein. The eleven nominees receiving the most votes will be elected as directors. If elected, each nominee will serve as a director until the next annual meeting of shareholders and until his successor is duly elected and qualified.

If notice in writing is given by any shareholder to the President or the Secretary of the Company, not less than 48 hours before the time fixed for holding the Annual Meeting, that such shareholder desires that the voting for the election of directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of the Annual Meeting by the President or the Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as such shareholder possesses at such election and to give one candidate an amount of votes equal to the number of directors to be elected multiplied by the number of such shareholder's shares, or to distribute such shareholder's votes on the same principle among two or more candidates, as such shareholder sees fit.

If voting for the election of directors is cumulative, the persons named in the enclosed proxy will vote the common shares and voting preferred shares represented by proxies given to them in such fashion so as to elect as many of the nominees as possible.

If for any reason any of the nominees is not a candidate when the election occurs (which is not expected), it is intended that proxies will be voted for the election of a substitute nominee designated by management. The following information is furnished with respect to each person nominated for election as a director.

Nominees for Election at the Annual Meeting

Name and Age	Principal Occupation	Period of Service as Director
Albert T. Adams 52	Chairman of the Cleveland Office of Baker & Hostetler LLP (law firm)	4/96-Present
Dean S. Adler 46	Principal, Lubert-Adler Partners, L.P. (real estate investments)	5/97-Present
Terrance R. Ahern 47	Principal, The Townsend Group (institutional real estate consulting)	5/00-Present
Robert H. Gidel 51	Managing Partner, Liberty Partners, LP (real estate investments)	5/00-Present
Daniel B. Hurwitz 39	Executive Vice President of the Company	5/02-Present
David M. Jacobstein 56	President and Chief Operating Officer of the Company	5/00-Present
Victor B. MacFarlane 51	Managing Principal, MacFarlane Partners (real estate investments)	5/02-Present
Craig Macnab 47	Former Chief Executive Officer and President, JDN Realty Corporation (real estate development)	3/03-Present
Barry A. Sholem 47	Co-Chairman and Managing Director, Donaldson, Lufkin & Jenrette, Inc. Real Estate Capital Partners (real estate investments)	5/98-Present
Bert L. Wolstein 76	Chairman and Chief Executive Officer, Heritage Development Company (real estate development)	5/02-Present
Scott A. Wolstein 50	Chairman of the Board of Directors of the Company and Chief Executive Officer of the Company	11/92-Present

Albert T. Adams has been a partner with the law firm of Baker & Hostetler LLP in Cleveland, Ohio, since 1984, serving as Chairman of that office since January 1997, and has been associated with the firm since 1977.

Mr. Adams is a graduate of Harvard College, Harvard Business School and Harvard Law School. He serves as a member of the Board of Trustees of the Greater Cleveland Roundtable and of the Western Reserve Historical Society. Mr. Adams also serves as a director of Associated Estates Realty Corporation and Boykin Lodging Company.

Dean S. Adler is currently a principal with Lubert-Adler Partners, L.P. ("Lubert-Adler"), a private equity real estate investment company which he co-founded in 1997. Lubert-Adler currently manages over $1 billion in equity and $3 billion in assets. From 1987 through 1996, Mr. Adler was a principal and co-head of the private equity group of CMS Companies. Mr. Adler is a graduate of the Wharton School and the University of Pennsylvania Law School. He was an instructor at the Wharton School between 1981 and 1983. He currently serves as a member of the Board of Directors of Electronics Boutique, Inc., Bed Bath & Beyond, Inc. and Trans World Entertainment Corporation. Mr. Adler has served on such community boards as the UJA National Young Leadership Cabinet and he is currently a member of the Alexis de Tocqueville Society and is co-chairman of The Walt Frazier Youth Foundation.

Terrance R. Ahern is a co-founder and principal of The Townsend Group, an institutional real estate consulting firm formed in 1986, which represents primarily tax-exempt clients such as public and private pension plans, endowment, foundation and multi-manager investments. Mr. Ahern was formerly a member of the Board of Directors of PREA and the Board of Governors of NAREIT. Prior to founding The Townsend Group, Mr. Ahern was a Vice President of a New York-based real estate investment firm and was engaged in the private practice of law. Mr. Ahern received a B.A. and J.D. from Cleveland State University.

Robert H. Gidel is the managing partner of Liberty Partners, LP, an investment partnership formed to purchase securities interests in private and public real estate companies. From 1997 through 1998, he was President and Chief Executive Officer of Meridian Point VIII, an industrial REIT based in San Francisco. Prior to Meridian, he was President and Chief Operating Officer of Paragon Group and Paragon Group Services, a multi-family REIT based in Dallas, Texas, from 1995 through 1997. From 1995 until 1997, he was a Partner and Chief Operating Officer of Brazos Fund and from 1993 through 1995, he was President and Chief Executive Officer of Brazos Partners both of which were based in Dallas, Texas. Prior to this, Mr. Gidel was a managing director and member of the board of directors of Alex. Brown Kleinwort Benson Realty Advisors, a real estate investment management firm formed in 1990 as a result of the merger of Alex. Brown Realty Advisors (commonly known as ABRA) and Financial Investment Advisors. Mr. Gidel had been president of ABRA since 1986. From 1981 through 1985, Mr. Gidel served in a wide range of positions at Heller Financial and its subsidiary, Abacus Real Estate Finance. He is a graduate of the University of Florida's Warrington College of Business with a major in real estate. Mr. Gidel is currently the chairman of the Real Estate Advisory Board at the Warrington College of Business, a Hoyt Fellow at the Homer Hoyt Institute and serves as a director of U.S. Restaurant Properties, Fortress Registered Investment Trust and Fortress Investment Fund II LLC.

Daniel B. Hurwitz was appointed Executive Vice President in June 1999. Mr. Hurwitz most recently served as Senior Vice President and Director of Real Estate and Development for Reading, Pennsylvania based Boscov's Department Store, Inc., a privately held department store chain, from 1991 until he joined the Company. Prior to Boscov's, Mr. Hurwitz served as Development Director for The Shopco Group, a New York City based developer of regional shopping malls. Mr. Hurwitz is a graduate of Colgate University, and the Wharton School of Business Executive Management Program at the University of Pennsylvania. He is a member of the International Council of Shopping Centers, Urban Land Institute, and has served as a Board member of the Colgate University Alumni Corporation, Reading JCC, American Cancer Society (Regional) and the Greater Berk's Food Bank.

David M. Jacobstein has been the President and Chief Operating Officer of the Company since May 1999. From 1986 until the time he joined the Company, Mr. Jacobstein was employed by Wilmorite, Inc., a Rochester, New York-based shopping center developer where most recently he served as Vice Chairman and Chief Operating Officer. Mr. Jacobstein is a graduate of Colgate University and George Washington University Law School. Prior to joining Wilmorite, Mr. Jacobstein practiced law with the firms of Thompson, Hine & Flory in Cleveland, Ohio, and Harris, Beach & Wilcox in Rochester, New York where he specialized in corporate and securities law. Mr. Jacobstein is a member of the International Council of Shopping Centers and the Urban Land Institute. He has served as a vice president of the Colgate University Alumni Corporation and president of the Allendale-Columbia School Board of Trustees.

Victor B. MacFarlane has been the Managing Principal of MacFarlane Partners, a real estate investment manager, developer and investor, since he founded the partnership in 1987. Mr. MacFarlane also served as the Chief Executive Officer of GE Capital Investment Advisors, the successor to the investment advisory portion of MacFarlane Partners, and as Staff Executive in charge of Strategic Initiatives (merchant banking) with GE Real Estate from 1996 until 1999. Mr. MacFarlane is a graduate of the University of New Mexico, the University of California at Los Angeles Law School and has received a master's degree in business administration from the University of Pittsburgh. Mr. MacFarlane, who has 22 years of real estate and other investment experience, is also a member of the Board of Trustees of the Urban Land Institute, the policy advisory board of the Fisher Center for Real Estate and Urban Economics at the University of California, the board of trustees of the Initiative for a Competitive Inner City, the International Council of Shopping Centers, the Chief Executives' Organizations and World Presidents Organization. Mr. MacFarlane is a former member of the board of trustees of PREA.

Craig Macnab was the Chief Executive Officer of JDN Realty Corporation ("JDN") from April 2000 through March 13, 2003, the date of the merger between the Company and JDN, and was the President of JDN from September 2000 until the merger. Mr. Macnab also served as a director of JDN from December 1993 until the merger. Prior to joining JDN, Mr. Macnab was a consultant from 1999 through April 2000. Mr. Macnab served as the President of Tandem Capital from 1997 through 1999. Mr. Macnab is currently a director of Per Se Technologies Inc. Pursuant to the Agreement and Plan of Merger, dated October 4, 2002, by and among the Company, JDN and DDR Transitory Sub, Inc., the Company elected Mr. Macnab to the Company's board of directors effective as of the merger and has nominated Mr. Macnab for election as a director.

Barry A. Sholem is currently the Co-Chairman and Managing Director of Donaldson, Lufkin & Jenrette, Inc. Real Estate Capital Partners, a $2 billion real estate fund which invests in a broad range of real estate-related assets, which he formed in January 1995. Prior to joining Donaldson, Lufkin & Jenrette, Inc., Mr. Sholem was with Goldman, Sachs & Co. for 15 years and was head of the Real Estate Principal Investment Area for Goldman, Sachs & Co. on the West Coast. Mr. Sholem is a graduate of Brown University and Northwestern University's J.L. Kellogg Graduate School of Management. He is currently active in the Urban Land Institute (RCMF Council), the International Council of Shopping Centers, the U.C. Berkeley Real Estate Advisory Board and the Business Roundtable.

Bert L. Wolstein has been the Chairman and Chief Executive Officer of Heritage Development Company since 1997. Prior to 1997, Mr. Wolstein was the Chairman of the Board of Directors of the Company, and a principal owner and executive of the Developers Diversified Group ("DDG"), the Company's predecessor, which he founded in 1965. Mr. Wolstein attended Western Reserve University, Cleveland, Ohio, and received a law degree from John Marshall Law School, also in Cleveland. Mr. Wolstein is the former Chairman of the State of Israel Bonds — Cleveland, the former General Co-Chairman of the Jewish Welfare Fund and the former Chairman of the Board of Trustees of Cuyahoga Community College. His numerous awards include the Gold Medallion for Humanitarianism awarded to Mr. Wolstein and his wife by the B'nai Brith International. He is a former trustee of the Ohio Building Authority and currently serves on the Board of Trustees for Park Synagogue. Mr. Wolstein is the father of Mr. S. Wolstein, the Chairman and Chief Executive Officer of the Company.

Scott A. Wolstein has been the Chief Executive Officer and a director of the Company since its organization in 1992. Mr. Wolstein has been Chairman of the Board of Directors of the Company since May 1997 and was President of the Company from its organization until May 1999, when Mr. Jacobstein joined the Company. Prior to the organization of the Company, Mr. Wolstein was a principal and executive officer of the DDG, the Company's predecessor. Mr. Wolstein is a graduate of the Wharton School at the University of Pennsylvania and of the University of Michigan Law School. He is currently a member of the Board of the National Association of Real Estate Investment Trusts (NAREIT), the International Council of Shopping Centers, the Real Estate Roundtable, the Zell-Lurie Wharton Real Estate Center, Cleveland Tomorrow, Cleveland Development Partnership and serves as the Chairman of the State of Israel Bonds, Ohio Chapter. Mr. Wolstein is also a member of the Urban Land Institute and the Pension Real Estate Association (PREA). He has also served as President of the Board of Trustees of the United Cerebral Palsy Association of Greater Cleveland and as a member of the

7

Board of the Great Lakes Theater Festival, The Park Synagogue and the Convention and Visitors Bureau of Greater Cleveland. Mr. Wolstein is the son of Mr. B. Wolstein, the founder, a principal shareholder and a director of the Company.

During the fiscal year ended December 31, 2002, the Board of Directors held nine meetings. The Board of Directors has a Dividend Declaration Committee, an Executive Compensation Committee, a Granting Committee, a Nominating/Governance Committee, a Pricing Committee and an Audit Committee. Except for Messrs. Ahern and Adler, each director attended more than 75% of the aggregate number of meetings of the Board of Directors and committees on which he served in 2002.

Dividend Declaration Committee. The Dividend Declaration Committee, which consists of Messrs. S. Wolstein, Adams and Jacobstein, determines if and when the Company should declare dividends on its capital shares and the amount thereof, consistent with the dividend policy adopted by the Board of Directors. The Dividend Declaration Committee held five meetings in 2002.

Executive Compensation Committee. The Executive Compensation Committee, which consists of Messrs. Adams, Adler, Gidel and Sholem, determines compensation for the Company's executive officers and administers the Company's equity-based award plans. The Executive Compensation Committee held three meetings in 2002.

Granting Committee. The Granting Committee was established in order to comply with Rule 16b-3 promulgated under the Securities Exchange Act of 1934. The Granting Committee, which consists of Messrs. Adler, Gidel and Sholem, determines if and when the Company should grant stock options and other equity-based awards to executive officers, and the terms of such awards, consistent with the policy adopted by the Board of Directors and pursuant to the terms of the Company's equity-based award plans. The Granting Committee held one meeting in 2002.

Nominating/Governance Committee. The Nominating/Governance Committee, which consists of Messrs. Adams, Ahern, Gidel and MacFarlane, nominates candidates for election to the Board of Directors and develops and recommends to the Board corporate governance policies and procedures applicable to the Company. The committee will consider suggestions forwarded by shareholders to the Secretary of the Company concerning qualified candidates for election as directors. To recommend a prospective nominee for the Nominating/ Governance Committee's consideration, a shareholder may submit the candidate's name and qualifications to the Company's Secretary, Joan U. Allgood, at the following address: 3300 Enterprise Parkway, Beachwood, Ohio 44122. The Nominating/Governance Committee held three meetings in 2002.

Pricing Committee. The Pricing Committee, which consists of Messrs. S. Wolstein, Gidel and Sholem, is authorized to approve the price and terms of offerings of the Company's debt and equity securities. The Pricing Committee held one meeting in 2002.

Audit Committee. The Audit Committee, which consists of Messrs. Ahern, Gidel and Sholem, makes recommendations concerning the engagement of independent public accountants, reviews the audit plans and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants and reviews the independence of the independent public accountants. All of the members of the Audit Committee are independent as independence is currently defined in the New York Stock Exchange listing standards. The Audit Committee held two meetings in 2002.

Audit Committee Report

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained a formal written statement describing all relationships between the accountants and the Company that might bear on the accountants' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," from the independent accountants, discussed with the accountants any relationships that may impact their objectivity and independence, and satisfied itself as to the accountants' independence.

The Audit Committee discussed and reviewed with the independent accountants all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and discussed and reviewed the results of the independent accountants' examination of the financial statements.

The Committee reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2002 with management and the independent accountants. Management has the responsibility for the preparation of the Company's financial statements, and the independent accountants have the responsibility for the examination of those statements.

Based on the above-described review and discussions with management and the independent accountants, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

Audit Committee
Terrance R. Ahern, Chairman
Robert H. Gidel
Barry A. Sholem

Compensation of Directors

During 2002, the Company paid an annual fee of $20,000, plus a fee of $1,000 for each Board and/or committee meeting attended, or $500 for each telephonic meeting attended, to its directors who are not employees or officers of the Company. Messrs. MacFarlane and B. Wolstein each received 10,000 options upon their election to the Board in 2002. Each non-employee director is also reimbursed for expenses incurred in attending meetings.

Non-employee directors are permitted to defer all or a portion of their fees pursuant to the Company's Directors' Deferred Compensation Plan. The plan is unfunded and participants' contributions are converted to units, the value of which fluctuates according to the market value of the common shares. Messrs. Adams, Adler, Ahern and MacFarlane elected to defer their 2002 fees pursuant to the plan. During their terms as directors, Messrs. Adams, Adler, Ahern and MacFarlane have deferred compensation represented by 11,573, 6,755, 3,995 and 714 units, respectively. As of December 31, 2002 those units were valued at $254,488 for Mr. Adams, $148,544 for Mr. Adler, $87,859 for Mr. Ahern and $15,709 for Mr. MacFarlane.

EXECUTIVE COMPENSATION

The following information is set forth with respect to the Company's Chief Executive Officer and the other four most highly compensated executive officers, each of whom was serving as an executive officer at December 31, 2002 (the "named executive officers").

Summary Compensation Table

| | | Annual Compensation | | Long Term Compensation Awards | | | |
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs(#)	Long Term Incentive Payout($)	Other Compensation ($)(3)
Scott A. Wolstein	2002	575,000	560,000	1,185,662	229,598	1,963,333(4)	80,253
Chairman and Chief	2001	566,667	560,000	517,587	140,197	—	58,401
Executive Officer	2000	527,082	393,750	516,866	164,063	—	53,460
David M. Jacobstein . . .	2002	385,000	290,000	453,640	87,846	—	42,586
President and Chief	2001	375,000	278,750	137,317	37,195	—	21,386
Operating Officer	2000	327,082	162,500	137,137	43,527	—	17,816
Daniel B. Hurwitz	2002	330,000	235,000	330,519	64,002	—	32,368
Executive Vice	2001	325,000	231,250	84,505	22,889	—	12,820
President	2000	302,082	150,000	84,410	26,786	—	12,905
James A. Schoff	2002	350,000	0	159,061	30,803	—	53,393
Senior Investment	2001	358,333	240,000	147,890	40,056	—	37,879
Officer	2000	352,082	175,000	147,660	46,875	—	33,718
Joan U. Allgood	2002	245,000	61,250	113,311	21,866	—	14,885
Senior Vice President	2001	229,167	57,500	52,812	14,306	—	8,923
	2000	226,520	56,250	56,254	17,857	—	6,499

(1) For a description of the method used in determining the bonuses paid to executive officers, see "Employment Agreements" and "Report of the Executive Compensation Committee of the Board of Directors."

(2) On March 1, 2000, Mr. S. Wolstein was granted 44,700 restricted common shares, Mr. Schoff was granted 12,770 restricted common shares, Mr. Jacobstein was granted 11,860 restricted common shares, Mr. Hurwitz was granted 7,300 restricted common shares and Mrs. Allgood was granted 4,865 restricted common shares. On February 27, 2001, Mr. S. Wolstein was granted 38,820 restricted common shares, Mr. Schoff was granted 11,092 restricted common shares, Mr. Jacobstein was granted 10,299 restricted common shares, Mr. Hurwitz was granted 6,338 restricted common shares and Mrs. Allgood was granted 3,961 restricted common shares. On February 28, 2002, Mr. Wolstein was granted 59,581 restricted common shares, Mr. Schoff was granted 7,993 restricted common shares, Mr. Jacobstein was granted 22,796 restricted common shares, Mr. Hurwitz was granted 16,609 restricted common shares and Mrs. Allgood was granted 5,694 restricted common shares. One-fifth of each grant vested on the date of the grant and an additional one-fifth vests on each anniversary date following the date of grant. Dividends on these restricted shares are paid to the individuals in cash.

(3) The value, at December 31, 2002, of contributions made pursuant to the Company's Profit Sharing Plan and Trust Plan equaled $5,579, $5,795, $5,120 and $4,006, respectively, for Messrs. S. Wolstein, Jacobstein, Hurwitz and Schoff. The contributions made pursuant to the Company's Elective Deferred Compensation Plan equaled $20,071, $7,295, $5,824, $9,327 and $5,192, respectively, for Messrs. S. Wolstein, Jacobstein, Hurwitz, Schoff and Mrs. Allgood. Messrs. S. Wolstein and Schoff each received $10,000 allowances and Mr. Jacobstein received a $5,000 allowance relating to fiscal year 2002 tax and financial planning expenses; Messrs. S. Wolstein and Schoff received $16,030 and $4,819, respectively, for taxable payments on split dollar life insurance pursuant to their employment agreements; Messrs. S. Wolstein, Jacobstein, Hurwitz, Schoff and Mrs. Allgood received $14,859, $18,489, $15,417, $12,361 and $6,000, respectively, relating to automobile lease payments pursuant to their employment agreements. Messrs. S. Wolstein, Jacobstein,

Hurwitz, Schoff and Mrs. Allgood received $13,715, $6,008, $6,008, $12,880 and $3,693, respectively, for the payment of country club dues.

(4) Paid pursuant to the incentive compensation agreement between the Company and Mr. S. Wolstein in connection with the Company's investment in the Retail Value Investment Program. Pursuant to the agreement, Mr. S. Wolstein is entitled to receive between 0% and 25% of any distributions made to the general partners in the Retail Value Investment Program. The percentage of distributions earned is determined based on the Company's achievement of either (i) an average annual total shareholder return of 6% to 12% or more or (ii) an average increase in per share Funds From Operations of 5% to 10% or more before deducting any compensation expense from distributions received.

I. Option/SAR Grants In Last Fiscal Year

The following table sets forth information with respect to the awarding of options to purchase common shares in 2002 to the named executive officers.

Name	Number of Securities Underlying Options (#)(1)	Percent of Total Options Granted To Employees in Fiscal Year(2)	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value($)(3)
Scott A. Wolstein	229,598	42.2%	19.90	February 28, 2012	445,856
David M. Jacobstein	87,846	16.2	19.90	February 28, 2012	170,588
Daniel B. Hurwitz	64,002	11.8	19.90	February 28, 2012	124,285
James A. Schoff	30,803	5.7	19.90	February 28, 2012	59,816
Joan U. Allgood	21,866	4.0	19.90	February 28, 2012	42,462

(1) Options vest in one-third increments on each of the first three consecutive anniversaries of the date of grant and may be exercised, if at all, only with respect to those options that are vested.

(2) Based on options to purchase an aggregate of 920,400 common shares granted to employees during 2002.

(3) Based on the Black-Scholes options pricing model, adapted for use in valuing stock options granted to executives. The following assumptions were used in determining the values set forth in the table: (a) expected volatility of 21.8207% which reflects the daily closing prices of the common shares on the New York Stock Exchange for the 12-month period ended February 28, 2002, (b) risk-free rates of return of 4.91% for the options which expire in February 2012 (which percentage represents the yield on a United States Government Zero Coupon bond with a 7-year maturity prevailing on the date on which the options were granted), (c) dividend yield of 7.64% for the options (which percentage represents an annualized distribution of $1.52 per common share divided by the exercise price of the options) and (d) the exercise of the options of a seven-year term. No adjustments were made for nontransferability or risk of forfeiture of the options. The calculations were made using a price per common share and option exercise price of $19.90 for the options. The estimated present values in the table are not intended to provide, nor should they be interpreted as providing, any indication or assurance concerning future values of the common shares.

II. Aggregate Option Exercises In 2002 And 2002 Year-End Option Values

The following table sets forth information with respect to the value of options held by the named executive officers on December 31, 2002.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at 2002 Year-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 2002(1) Year-End($) Exercisable/ Unexercisable
Scott A. Wolstein	-0-	-0-	2,276,456/377,751	9,384,328/1,859,245
James A. Schoff	-0-	-0-	188,699/73,132	1,445,270/458,484
David M. Jacobstein	226,907	1,484,712	100,000/127,152	542,700/549,558
Daniel B. Hurwitz	216,559	1,356,010	0/88,191	0/358,977
Joan U. Allgood	50,000	326,325	36,696/37,357	269,607/190,345

(1) Based on the market price at $21.99 per common share at the close of trading on December 31, 2002.

Employment Agreements

The Company has entered into separate employment agreements with eight of its officers, including each of the named executive officers. Each of the employment agreements, with the exception of Mr. Schoff's employment agreement, contains an "evergreen" provision that provides for an automatic extension of the agreement for an additional year at the end of each calendar year, subject to the right of either party to terminate by giving one year's prior written notice in the case of Mr. S. Wolstein, or by the Company giving 90 days' prior written notice in the case of Mr. Jacobstein, Mr. Hurwitz and Mrs. Allgood. The initial term of Mr. Schoff's employment agreement terminates on December 31, 2003, which will be followed by a five-year "special advisor" period. Pursuant to their respective agreements, each of the named executive officers, other than Mr. Schoff, is required to devote their entire business time to the Company. Mr. Schoff's employment agreement requires him to devote 60-65% of his business time to the company during the initial term of the agreement and 25% of his business time during the special advisor period. The agreements provide for 2002 annual base salaries of $575,000, $350,000, $385,000, $330,000 and $245,000 for Messrs. S. Wolstein, Schoff, Jacobstein and Hurwitz and Mrs. Allgood, respectively. The agreements for Messrs. S. Wolstein, Schoff, Jacobstein and Hurwitz and Mrs. Allgood provide for the use of an automobile or automobile allowance and membership in a golf or social club and, in the case of Messrs. S. Wolstein and Schoff, membership in a business club. Messrs. S. Wolstein and Schoff receive an allowance of $10,000, and Mr. Jacobstein receives an allowance of $5,000, for tax return preparation and financial planning services pursuant to their respective agreements. Pursuant to the agreements, Mr. S. Wolstein is entitled to a bonus of from 50% to 125% of his annual base salary, Mr. Jacobstein is entitled to a bonus of from 25% to 100% of his annual base salary, Mr. Hurwitz is entitled to a bonus of from 25% to 75% of his base salary and Mrs. Allgood is entitled to a bonus of from 15% to 50% of her base salary. See "Report of the Executive Compensation Committee of the Board of Directors — Components of the Compensation Plan — Bonuses" for a discussion of the methods used to determine these bonuses.

Change in Control Agreements

The Company has entered into a Change in Control Agreement with each officer who has an employment agreement, including each of the named executive officers. Under the agreements, certain benefits are payable by the Company if a "Triggering Event" occurs within two years (or three years for Messrs. S. Wolstein and Schoff) after a "Change in Control."

A "Triggering Event" occurs if within two years (or three years in the case of Messrs. S. Wolstein and Schoff) after a Change in Control (a) the Company terminates the employment of the named executive officer, other than in the case of a "Termination For Cause" (as defined in the applicable Change in Control Agreement); (b) the Company reduces the named executive officer's title, responsibilities, power or authority in comparison with his or her title, responsibilities, power or authority at the time of the Change in Control; (c) the Company assigns the named executive officer duties which are inconsistent with the duties assigned to the named executive officer on the date on which the Change in Control occurred and which duties the Company persists in assigning to the named executive officer despite the prior written objection of that officer; (d) the Company reduces the named executive officer's base compensation, his or her group health, life, disability or other insurance programs (including any such benefits provided to Executive's family), his or her pension, retirement or profit-sharing benefits or any benefits provided by the Company's Equity-Based Award Plans, or any substitute therefor, or excludes him or her from any plan, program or arrangement in which the other executive officers of the Company are included; or (e) the Company requires the named executive officer to be based at or generally work from any location more than 50 miles from the geographical center of Cleveland, Ohio.

A "Change in Control" occurs if (a) any person or group of persons, acting alone or together with any of its affiliates or associates, acquires a legal or beneficial ownership interest, or voting rights, in 20% or more of the outstanding common shares; (b) at any time during a period of 24 consecutive months, individuals who were directors of the Company at the beginning of the period no longer constitute a majority of the members of the Board of Directors unless the election, or the nomination for election by the Company's shareholders, of each director who was not a director at the beginning of the period is approved by at least a majority of the directors who are in office at the time of the election or nomination and were directors at the beginning of the period; or (c) a record date is established for determining shareholders of the Company entitled to vote upon (i) a merger or consolidation of the Company with another real estate investment trust, partnership, corporation or other entity in which the Company is not the surviving or continuing entity or in which all or a substantial part of the outstanding shares are to be converted into or exchanged for cash, securities, or other property, (ii) a sale or other disposition of all or substantially all of the assets of the Company or (iii) the dissolution of the Company. The agreement of Mr. Hurwitz provides that if certain conditions are met, a spin-off of the Company's real estate development business is not a Change in Control.

Within 30 days after the occurrence of a Triggering Event, the Company must pay the named executive officer an amount equal to the sum of two times (or three times in the case of Messrs. S. Wolstein and Schoff) the maximum annual salary and bonus then payable to the officer. In addition, the Company agreed to continue to provide life and health insurance benefits that are comparable to or better than those provided to the named executive officer at the time of the Change in Control until the earlier of two years from the date of the Triggering Event and the date the named executive officer becomes eligible to receive comparable or better benefits from a new employer. The Company also agreed to continue its guarantees of loans described under the caption "Certain Transactions — Guarantees of Loans" until the time such loans are repaid and not to direct or take any action to cause those loans to be accelerated or called prior to the maturity of the loans.

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee were Robert H. Gidel, Chairman, Albert T. Adams, Dean S. Adler and Barry A. Sholem. Mr. Adams is a partner of the law firm Baker & Hostetler LLP. Baker & Hostetler LLP provided legal services to the Company during 2002. The Company expects that Baker & Hostetler LLP will continue to provide such services during 2003.

In September 1999, the Company transferred its interest in a shopping center under development in Coon Rapids, Minnesota, a suburb of Minneapolis, to a joint venture in which the Company retained a 25% economic interest. The remaining 75% economic interest is held by Lubert-Adler Partners, L.P., a private real estate investment company controlled by Mr. Adler. Mr. Adler holds a 0.5% economic interest in Lubert-Adler Partners, L.P. The Company has a management agreement and performs certain administrative functions for the joint venture pursuant to which the Company earned management, leasing and development fees of $1.4 million in 2002.

In March 2002, the Company announced its participation in a joint venture with Lubert-Adler Funds, of which Mr. Adler is a principal, and Klaff Realty, L.P. The joint venture was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $242 million. The Company has a 25% interest in the joint venture and Lubert-Adler Funds and Klaff Realty, L.P. have a combined 75% interest. In addition, the Company earns management fees for the management,

13

leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At December 31, 2002, the portfolio consisted of approximately 100 Service Merchandise retail sites totaling approximately 5.8 million square feet of GLA. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the common shares with the cumulative total return of a hypothetical investment in each of the Russell 2000 Index and the NAREIT Equity REIT Total Return Index based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on January 1, 1998 and the reinvestment of dividends.



	1/1/98	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Developers Diversified Realty Corporation	$100.00	$ 99.39	$ 79.37	$ 91.04	$142.11	$175.29
Russell 2000 Index	$100.00	$ 97.45	$118.18	$115.14	$118.01	$ 93.83
NAREIT Equity Total Return Index	$100.00	$ 82.50	$ 78.69	$ 99.43	$113.29	$117.61

14

Report of the Executive Compensation Committee of the Board of Directors

Introduction

The compensation of the Company's executive officers is currently determined by the Executive Compensation Committee of the Company's Board of Directors (the "Committee"). In 2002, the Committee was comprised of Robert H. Gidel, Chairman of the Committee, Albert T. Adams, Dean S. Adler and Barry A. Sholem.

Philosophy

The primary objectives of the Committee in determining executive compensation for 2002 were (a) to provide a competitive total compensation package that enables the Company to attract and retain qualified executives and align their compensation with the Company's overall business strategies and (b) to provide each executive officer with a significant equity stake in the Company through stock options and grants of restricted common shares. The Committee determines compensation for those officers considered "executive officers" under the rules and regulations of the Securities and Exchange Commission.

To this end, the Committee determined executive compensation consistent with a philosophy of compensating executive officers based on their responsibilities, the Company's performance and the achievement of established annual goals. The primary components of the Company's executive compensation program are (a) base salaries and certain other annual compensation, (b) bonuses and (c) grants of stock options, restricted common shares and performance units. Each of these elements is discussed below.

Components of the Compensation Program

Base Salaries and Certain Other Annual Compensation. The base salaries and certain other annual compensation for the Company's executive officers in 2002 were determined with reference to the experience of the officers as compared to other executives in the REIT industry, the Company's past practice and comparisons of compensation paid by companies in two peer groups (which may differ in composition from the peer group used in the Performance Graph): REITs of similar size to the Company and REITs with retail assets as their primary focus. The Company engaged an outside consultant to assess the competitiveness of the Company's existing compensation plan. Fundamental requirements of the program include the establishment of competitive compensation levels and the setting of rewards consistent with individual contributions.

After analysis, and based upon the recommendation of the Company's outside consultant, the Committee determined that, for 2002, the base salary of Mr. S. Wolstein should be increased to $575,000 per year in light of the compensation being paid to other chief executive officers in the REIT industry generally. Pursuant to their employment agreements, Messrs. S. Wolstein, Schoff, Jacobstein and Hurwitz and Mr. Allgood receive certain additional benefits described under the heading "Executive Compensation — Employment Agreements." The Committee believes that these benefits assist the Company by facilitating the development of important relationships between officers and members of the business community.

Bonuses. The Company bases annual performance bonuses upon the participants' levels of responsibility and salary, overall corporate performance and individual or qualitative performances. These bonus possibilities are in the form of threshold, target and maximum incentive opportunities which are attained if the Company reaches certain pre-determined performance benchmarks tied to Funds From Operations per common share and if the participants are given a favorable qualitative assessment of their individual contributions and efforts.

The Committee determined that, because the Company achieved its Funds From Operations targets, the long-term incentive compensation should be awarded to executives at the maximum level. In 2002, Mr. S. Wolstein earned a bonus equal to 97.4% of his 2002 base salary and Messrs. Jacobstein, Hurwitz and Mrs. Allgood each earned a bonus equal to 75.3%, 71.2% and 25.0%, respectively, of his or her 2002 base salary.

Restricted Shares and Performance Units. All of the Company's executive officers are eligible to receive awards of restricted common shares of the Company and performance units pursuant to the 1996 Developers Diversified Realty Corporation Equity-Based Award Plan (the "1996 Award Plan"), the 1998 Developers

Diversified Realty Corporation Equity-Based Award Plan (the "1998 Award Plan") and the 2002 Developers Diversified Realty Corporation Equity-Based Award Plan (the "2002 Award Plan"). Grants of performance units and restricted common shares reinforce the long-term goal of increasing shareholder value by providing the proper nexus between the interests of management and the interests of the Company's shareholders.

To date, all of the Company's awards of restricted common shares have been service-based awards which may be earned over a period of time to encourage the participant's continued employment with the Company. Mr. S. Wolstein has received four awards of restricted common shares in the past four years and two awards of performance units from the Company. Mr. S. Wolstein was granted 31,325 restricted common shares on November 29, 1999. The shares vest annually in 20% increments with the first 6,265 shares vesting on the date of the award. Mr. S. Wolstein was granted 44,700 restricted common shares on March 1, 2000. The shares vest annually in 20% increments with the first 8,940 shares vesting on the date of the award. Mr. S. Wolstein was granted 38,820 restricted common shares on February 27, 2001. The shares vest annually in 20% increments with the first 7,764 shares vesting on the date of the award. Mr. S. Wolstein was granted 59,581 restricted common shares on February 28, 2002. The shares vest annually in 20% increments with the first 11,916 shares vesting on the date of the award. Based on the recommendations of the Company's outside compensation consultant, in 2002 the Company granted an aggregate of 53,072 restricted common shares to its named executive officers (not including Mr. S. Wolstein) and an aggregate of 7,555 restricted common shares to certain officers of the Company in addition to Messrs. S. Wolstein, Jacobstein, Hurwitz, Schoff and Mrs. Allgood.

In 2000, Mr. S. Wolstein was granted 30,000 performance units that will convert to a number of common shares based on the performance of the common shares over a five-year period ending December 31, 2004. Pursuant to the conversion formula, the minimum number of common shares Mr. S. Wolstein will receive is 30,000 and the maximum number is 200,000. The minimum 30,000 common shares received upon the conversion of the performance units granted in 2000 will vest on January 1, 2005 and the remaining common shares awarded will vest annually in 20% increments with the first 20% vesting on January 1, 2006. In 2002, Mr. S. Wolstein was granted an additional 30,000 performance units that will convert to a number of common shares based on the performance of the common shares over a five-year period ending December 31, 2006. Pursuant to the conversion formula, the minimum number of common shares Mr. S. Wolstein will receive is 30,000 and the maximum number is 200,000. The minimum 30,000 common shares received upon the conversion of the performance units granted in 2002 will vest on January 1, 2007 and the remaining common shares awarded will vest annually in 20% increments with the first 20% vesting on January 1, 2008. The grants of performance units to Mr. S. Wolstein was recommended by the Company's outside compensation consultant.

In 2002, Messrs. Jacobstein and Hurwitz were each granted 20,000 performance units that will convert to a number of common shares based on the performance of the common shares over a five-year period ending December 31, 2006. Pursuant to the conversion formula, the minimum number of common shares each of Messrs. Jacobstein and Hurwitz will receive is 20,000 and the maximum number is 133,333. The minimum 20,000 common shares received upon the conversion of the performance units granted in 2002 will vest on January 1, 2007 and the remaining common shares awarded will vest annually in 20% increments with the first 20% vesting on January 1, 2008.

Stock Options. All of the Company's executive officers are eligible to receive options to purchase common shares of the Company pursuant to the 1996 Award Plan, the 1998 Award Plan and the 2002 Award Plan. The Developers Diversified Realty Corporation 1992 Employees' Share Option Plan has expired; however, the plan terms are still applicable for the exercise of options already granted pursuant to such plan. The Company believes that stock option grants are a valuable motivating tool and provide a long-term incentive to management. Stock option grants reinforce the long-term goal of increasing shareholder value by providing the proper nexus between the interests of management and the interests of the Company's shareholders.

RVIP Incentive Compensation Program. The Company has formed the Retail Value Investment Program ("RVIP") with Prudential Real Estate Investors ("Prudential"). RVIP invests in retail properties that are in need of re-tenanting and marketing repositioning on a national basis. At the time RVIP was formed, Mr. S. Wolstein was required to maintain an equity interest in RVIP. Mr. S. Wolstein subsequently assigned his interest to the Company in 1998. As a condition to this assignment and the termination of the requirement that

Mr. S. Wolstein maintain an equity interest, Prudential required Mr. S. Wolstein to retain a significant economic interest in RVIP. The RVIP Incentive Compensation Agreement was entered into between the Company and Mr. S. Wolstein to satisfy this requirement. Pursuant to the agreement. Mr. S. Wolstein is entitled to receive between 0% and 25% of any distributions made to the general partners in the Retail Value Investment Program. The percentage of distributions earned is determined based on the Company's achievement of either (i) an average annual total shareholder return of 6% to 12% or more or (ii) an average increase in per share Funds From Operations of 5% to 10% or more before deducting any compensation expense from distributions received. Pursuant to the agreement, Mr. S. Wolstein received $1,963,333 in incentive compensation in 2002.

Executive Compensation Committee
Robert H. Gidel, Chairman
Albert T. Adams
Dean S. Adler
Barry A. Sholem

CERTAIN TRANSACTIONS

Guarantees of Loans

In November 1998, the Company guaranteed obligations of certain of its executive officers under a personal loan program provided to those executive officers by The First National Bank of Chicago, as agent, and certain other banks. The executive officers used proceeds of the loans to purchase common shares from the Company and to exercise options to purchase common shares. Each loan is an unsecured obligation of the respective officer. Each executive officer has agreed to reimburse the Company for any amounts paid by the Company to satisfy that executive officer's obligations under the loan program as a result of the Company's guarantee.

The Company guaranteed loans, which mature in November 2003, in the amount listed after the executive officer's name, for the following: Scott A. Wolstein — $8,250,000, James A. Schoff — $3,750,000, William H. Schafer — $550,000. These loans require quarterly interest payments. In addition, the Company guaranteed a loan in the amount of $750,000 to Loren Henry, an employee of Coventry Real Estate Partners, Ltd., a partnership in which the Company has an economic interest. The Company also guaranteed loans, in an aggregate amount of $1,587,000, for two other officers and four other executive officers who have subsequently resigned from the Company. The amounts guaranteed have not changed since the date of the loan. None of these loans has been repaid. The Company has notified each borrower described in this paragraph that, following the maturity of the loans in November of 2003, the Company will no longer guarantee the obligations underlying such loans and will not be involved in any refinancing of such loans.

Loans to Executive Officers

In connection with his joining the Company in 1999, the Company has loaned Mr. Hurwitz funds to assist him with certain expenses incurred in connection with his relocation. The largest amount outstanding during 2002 was $95,423 and the amount outstanding as of February 28, 2003, was $50,000. The loan, 20% of which is forgiven every year, is at an annual interest rate of 6.2%.

Management Fees

The Company received management and leasing fee income of approximately $111,337 in 2002 pursuant to management agreements with certain partnerships owned by Mr. B. Wolstein, the founder of the Company, a principal shareholder and a director, who is the father of Mr. S. Wolstein.

Lease of Corporate Headquarters

As a result of its rapid growth and expansion, the Company moved to a new headquarters in 1999. However, the Company continues to make payments required under the lease of its prior corporate headquarters in Moreland Hills, Ohio, which is leased from the spouse of Mr. B. Wolstein and the mother of Mr. S. Wolstein. Mr. B. Wolstein is the founder of the Company, a principal shareholder of the Company and a director. Annual rental payments aggregating $601,244 were made in 2002 by the Company; however, the Company subleased a portion of this space and, as a result, the Company received $373,817 in payments from third parties. As of January 1, 2003, the Company reoccupied a portion of the space in Moreland Hills. Rental payments made by the Company under the lease include the payment of all maintenance and insurance expenses, real estate taxes and operating expenses over a base year amount. The Company occupies the space pursuant to the terms of a lease which expires on December 31, 2009.

Property Acquisitions and Transfers

In September 1999, the Company transferred its interest in a shopping center under development in Coon Rapids, Minnesota, a suburb of Minneapolis, to a joint venture in which the Company retained a 25% economic interest. The remaining 75% economic interest is held by Lubert-Adler Partners, L.P., a private real estate investment company controlled by Mr. Adler. Mr. Adler holds a 0.5% economic interest in Lubert-Adler Partners, L.P. The Company has a management agreement and performs certain administrative functions for the

18

joint venture pursuant to which the Company earned management, leasing and development fees of $1.3 million in 2002.

Service Merchandise Asset Designation Rights

In March 2002, the Company announced its participation in a joint venture with Lubert-Adler Funds, of which Mr. Adler is a principal, and Klaff Realty, L.P. The joint venture was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $242 million. The Company has a 25% interest in the joint venture and Lubert-Adler Funds and Klaff Realty, L.P. have a combined 75% interest. In addition, the Company earns management fees for the management, leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At December 31, 2002, the portfolio consisted of approximately 100 Service Merchandise retail sites totaling approximately 5.8 million square feet of GLA. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee.

RVIP Incentive Compensation Program

The Company has formed the Retail Value Investment Program ("RVIP") with Prudential Real Estate Investors ("Prudential"). RVIP invests in retail properties that are in need of re-tenanting and marketing repositioning on a national basis. At the time RVIP was formed, Mr. S. Wolstein was required to maintain an equity interest in RVIP. Mr. S. Wolstein subsequently assigned his interest to the Company in 1998. As a condition to this assignment and the termination of the requirement that Mr. S. Wolstein maintain an equity interest, Prudential required Mr. S. Wolstein to retain a significant economic interest in RVIP. The RVIP Incentive Compensation Agreement was entered into between the Company and Mr. S. Wolstein to satisfy this requirement. Pursuant to the agreement. Mr. S. Wolstein is entitled to receive between 0% and 25% of any distributions made to the general partners in the Retail Value Investment Program. The percentage of distributions earned is determined based on the Company's achievement of either (i) an average annual total shareholder return of 6% to 12% or more or (ii) an average increase in per share Funds From Operations of 5% to 10% or more before deducting any compensation expense from distributions received. Pursuant to the agreement, Mr. S. Wolstein received $1,963,333 in incentive compensation in 2002.

Legal Representation

Albert T. Adams, a director of the Company, is a partner of the law firm Baker & Hostetler LLP in Cleveland, Ohio. The Company retained that firm during 2002 to provide various legal services. The Company expects that Baker & Hostetler LLP will continue to provide such services during 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and owners of more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company. Executive officers, directors and owners of more than 10% of the common shares are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with, except for Ms. Robin Walker-Gibbons, Vice President of Leasing, who filed one late Form 4 to report one transaction.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP served as independent public accountants to the Company in 2002 and has been selected to do so in 2003. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from shareholders.

Audit Fees. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements and certain separate entity financial statements for the year ended December 31, 2002 and for PricewaterhouseCoopers LLP's reviews of the financial statements included in the Company's Forms 10-Q filed with the Securities and Exchange Commission during 2002 are $569,440.

Financial Information Systems Design and Implementation Fees. PricewaterhouseCoopers LLP performed no services and therefore billed no fees relating to operating or supervising the operation of the Company's information systems or local area network or for designing or implementing the Company's financial information management systems during 2002.

All Other Fees. The aggregate fees billed for other services rendered to the Company by PricewaterhouseCoopers LLP in 2002 are $1,692,451, including joint venture audits, agreed upon procedures and acquisition audits — $549,915; due diligence services — $453,786; registration statement and related services — $411,530 and tax compliance and other tax services — $277,220.

Auditor Independence. The Audit Committee believes that the non-audit services provided by PricewaterhouseCoopers LLP are compatible with maintaining the accountant's independence. None of the time devoted by PricewaterhouseCoopers LLP on its engagement to audit the Company's financial statements for the year ended December 31, 2002 is attributable to work performed by persons other than PricewaterhouseCoopers LLP employees.

SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Any shareholder proposals intended to be presented at the Company's 2004 Annual Meeting of Shareholders must be received by the Secretary of the Company at 3300 Enterprise Parkway, Beachwood, Ohio 44122, on or before December 9, 2003, for inclusion in the Company's proxy statement and form of proxy relating to the 2004 Annual Meeting of Shareholders. As to any proposal that a shareholder intends to present to shareholders other than by inclusion in the Company's proxy statement for the 2004 Annual Meeting of Shareholders, the proxies named in management's proxy for that meeting will be entitled to exercise their discretionary voting authority on that proposal unless the Company receives notice of the matter to be proposed not later than February 21, 2004. Even if proper notice is received on or prior to February 21, 2004, the proxies named in the Company's proxy for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising shareholders of that proposal and how they intend to exercise their discretion to vote on such matter, unless the shareholder making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a4(c)(2) under the Securities Exchange Act of 1934, as amended.

HOUSEHOLDING

The Securities and Exchange Commission recently approved a new rule concerning the delivery of annual reports and proxy statements. The rule permits a single set of these reports to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. In accordance with a notice sent earlier during 2002 to certain beneficial shareholders who share a single address, only one copy of this proxy statement and the attached annual report will be sent to that address, unless any shareholder residing at that address gave contrary instructions.

If any beneficiary shareholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the attached annual report, a copy can be obtained by calling Michelle Mahue, Vice President of Investor Relations, at (216) 755-5455, or by writing to Developers Diversified Realty Corporation, Investor Relations at 3300 Enterprise Parkway, Beachwood, Ohio 44122. In addition, if any such shareholder wishes to receive a separate proxy statement and annual report in the future, the shareholder should provide such instructions by calling Michelle Mahue, Vice President of Investor Relations, at (216) 755-5455.

OTHER MATTERS

If the enclosed proxy is properly executed and returned to the Company, the persons named in it will vote the shares represented by such proxy at the meeting. A shareholder may specify a vote for the election of directors as set forth under "Election of Directors," the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees.

Where a choice has been specified in the proxy, the shares represented will be voted in accordance with such specification. If no specification is made, such shares will be voted to elect the director nominees listed in "Election of Directors." Under Ohio law and the Company's Amended and Restated Articles of Incorporation, broker non-votes and abstaining votes will not be counted in favor of or against any nominee for purposes of the election of the director nominees listed in "Election of Directors." If any other matters shall properly come before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. Management does not know of any other matters which will be presented for action at the meeting.

By order of the Board of Directors,

JOAN U. ALLGOOD
Secretary

Dated: April 8, 2003

DEVELOPERS DIVERSIFIED REALTY CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Joan U. Allgood and William H. Schafer, and each of them, the attorneys and proxies of the undersigned with full power of substitution to vote, as indicated herein, all the common shares of Developers Diversified Realty Corporation held of record by the undersigned on March 31, 2003, at the Annual Meeting of Shareholders to be held on May 13, 2003, or any adjournment thereof, with all the powers the undersigned would possess if then and there personally present.

1. ELECTION OF DIRECTORS

☐   to vote FOR the election of each of the nominees for Director listed below: ☐   WITHHOLD AUTHORITY
(except as marked to the contrary below)

Albert T. Adams, Dean S. Adler, Terrance R. Ahern, Robert H. Gidel, Daniel B. Hurwitz, David M. Jacobstein, Victor B. MacFarlane, Craig Macnab, Barry A. Sholem, Bert L. Wolstein, and Scott A. Wolstein

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

_____

2. In their discretion, to vote upon such other business as may properly come before the meeting.

(Continued on reverse side)

DETACH CARD

- -

(Continued from other side)

This proxy when properly executed will be voted as specified by the shareholder. If no specifications are made, the proxy will be voted to elect the nominees described in Item 1 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated April 8, 2003, is hereby acknowledged.

Dated ———————————————, 2003

_____

_____

Signature(s) of Shareholder(s)

Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

- -

DEVELOPERS DIVERSIFIED REALTY CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Joan U. Allgood and William H. Schafer, and each of them, the attorneys and proxies of the undersigned with full power of substitution to vote, as indicated herein, all the voting preferred shares of Developers Diversified Realty Corporation held of record by the undersigned on March 31, 2003, at the Annual Meeting of Shareholders to be held on May 13, 2003, or any adjournment thereof, with all the powers the undersigned would possess if then and there personally present.

1. ELECTION OF DIRECTORS

    ☐ to vote FOR the election of each of the nominees for Director listed below: ☐ WITHHOLD AUTHORITY
      (except as marked to the contrary below)

      Albert T. Adams, Dean S. Adler, Terrance R. Ahern, Robert H. Gidel, Daniel B. Hurwitz, David M. Jacobstein,
          Victor B. MacFarlane, Craig Macnab, Barry A. Sholem, Bert L. Wolstein, and Scott A. Wolstein

    (INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

_____

2. In their discretion, to vote upon such other business as may properly come before the meeting.

(Continued on reverse side)

DETACH CARD

- -

(Continued from other side)

This proxy when properly executed will be voted as specified by the shareholder. If no specifications are made, the proxy will be voted to elect the nominees described in Item 1 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated April 8, 2003, is hereby acknowledged.

Dated ——————————————————, 2003

—————————————————————————

—————————————————————————

Signature(s) of Shareholder(s)

Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.